UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2017

Commission File Number:  001-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

2nd Floor
S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2017

Exhibit

The following exhibit is filed as part of this report on Form 6-K:

4.1	Golar Tundra Third Letter Agreement between Golar Partners Operating LLC and Golar LNG Limited, dated May 30, 2017

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (333-214241) OF THE REGISTRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date:	June 29, 2017	By:	/s/ Graham Robjohns
		Name:	Graham Robjohns
		Title:	Principal Executive Officer

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended March 31, 2017 contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•
market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

•
the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited (“Golar”) to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to pay cash distributions and the amount of any such distributions;

•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the FLNG, the Hilli Episeyo;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	the liquidity and creditworthiness of our charterers;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar, Golar Power Limited (or Golar Power) and OneLNG S.A. (or OneLNGSA) in the LNG industry;

•	our ability to purchase vessels from Golar, Golar Power and OneLNGSA in the future;

•
our continued ability to enter into long-term time charters, including our ability to re-charter the Golar Spirit, the Golar Mazo and the Golar Maria following the expected termination or expiration of their respective time charters in 2017;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	challenges by authorities to the tax benefits we previously obtained;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our securities in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward looking statements in this Report on Form 6-K are based upon estimates reflecting the judgment of management and involve known and unknown risks and uncertainties, many of which are beyond our control. These forward-looking statements should be considered in light of various important factors, including those set forth in this report under the caption “Risk Factors” and in our Annual Report on Form 20-F under the caption “Item 3—Key Information—Risk Factors.” All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to “Golar Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” on page 5 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim financial statements presented in this report, as well as the historical consolidated financial statements and notes thereto of Golar LNG Partners LP included in our Annual Report on Form 20-F for the year ended December 31, 2016.

We acquired from Golar LNG Limited (“Golar”) all of the shares of Tundra Corp., the disponent owner and operator of the Golar Tundra (“Tundra Corp”), in May 2016. Pursuant to an agreement entered into between us and Golar in connection with the acquisition of the Golar Tundra, we had the right to require Golar to repurchase the shares of Tundra Corp (the “Put Right”), and consequently Golar continued to consolidate Tundra Corp and the results of Tundra Corp are not reflected in our financial statements. In May 2017, we exercised the Put Right. Please see Recent Developments below for further details.

General

We were formed by Golar, a leading independent owner and operator of LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. As of March 31, 2017, our fleet consisted of six FSRUs and four LNG carriers. We intend to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit. Golar is also developing a floating liquefaction business and currently has one FLNG, the Hilli Episeyo, which is under construction and contracted for an eight year term. On May 30, we entered into an agreement whereby Golar granted us an option to acquire up to 25% interest in the FLNG Hilli Epesiyo.

Recent Developments

Since January 1, 2017, the significant developments that have occurred are as follows:

Golar Tundra and Hilli Episeyo Option

On May 23, 2016, we acquired from Golar (the “Tundra Acquisition”) all of the shares of Tundra Corp. The Golar Tundra was expected to commence operations in order to serve the Ghana (Tema) LNG Project in the second quarter of 2016. However, due to delays in the Ghana (Tema) LNG Project, this has not yet occurred, because the required infrastructure, including a connecting pipeline, jetty and breakwater, are not yet in place. The Golar Tundra remains anchored off the coast of Ghana and the project has made limited progress.  In light of this, on May 30, 2017, we elected to exercise the Put Right to require Golar to repurchase Tundra Corp at a price equal to the original purchase price (the “Put Sale”) we paid in our acquisition of Tundra Corp (the “Purchase Price”).  In connection with the exercise of the Put Right, we and Golar have entered into an agreement pursuant to which we have agreed to sell Tundra Corp to Golar on the date of the closing of the Put Sale (the “Put Sale Closing Date”) in return for Golar's promise to pay an amount equal to approximately $107 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount shall be due and payable by Golar on the earlier of (a) the date of the closing of the acquisition of the Hilli Shares (as defined below) and (b) March 31, 2018.  The closing of the Put Sale is expected to occur during the third quarter of 2017, subject to customary closing conditions.
We have agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date in exchange for Golar granting to us the option (the “Golar Hilli Purchase Option”) to purchase, at fair market value, up to a 25% equity interest (the “Hilli Shares”) in Golar Hilli Corp. (“Hilli Corp”), the owner of the FLNG vessel Hilli Episeyo.

Under the new agreement with Golar, we have the ability to exercise the Golar Hilli Purchase Option at any time on or before March 31, 2018. There can be no assurance that we will exercise the Golar Hilli Purchase Option or that we will consummate an acquisition of the Hilli Shares.  Any acquisition of the Hilli Shares will be subject to, among other things, the approval by the Conflicts Committee of our board of directors of the decision to purchase the Hilli Shares, the fair market value to be paid for the Hilli Shares and the other terms of the purchase. Any additional consideration will be funded from the proceeds from the February 2017 equity offering.

In addition, the purchase agreement for the Hilli Shares will provide that we will not be required to consummate the purchase of the Hilli Shares if, among other things, the Hilli Episeyo shall not have been delivered to and accepted by Perenco Cameroon SA and Societe Nationale Des Hydrocarbures (“Perenco”) and commenced its commercial operation under the eight year Liquefaction Tolling Agreement with Perenco for the first two of four liquefaction trains of Hilli Episeyo.  The purchase price to be paid by the Partnership for the Hilli Shares would be reduced by the sum of the unpaid Deferred Purchase Price plus the unpaid Additional Amount on the date of the closing of the acquisition of the Hilli Shares.

Golar Grand

In February 2017, we entered into a time charter with a major international oil and gas company (the “New Charter”) for the Golar Grand. The Golar Grand is currently on charter with Golar and will therefore be sub-chartered back from Golar at the same rate as the New Charter, until the Golar charter ends in October 2017. The vessel was delivered and commenced service under the New Charter in May 2017 for an initial period of 2 years with extension options that could extend the charter for up to an additional 7 years.

Financing

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our senior unsecured non-amortizing bonds in the Nordic bond market (the “2017 Norwegian Bonds”). The 2017 Norwegian Bonds mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. We are in the process to list the 2017 Norwegian Bonds on the Oslo Bors. The net proceeds from our sale of the 2017 Norwegian Bonds have been used to repay a portion of our outstanding Norwegian Kroner (“NOK”) denominated high-yield bonds that we issued in 2012 (the “2012 High-Yield Bonds”) and for general partnership purposes. As of June 23, 2017, a total amount of NOK 996 million or $118.2 million, of the 2012 High-Yield Bonds had been repurchased ahead of their October 2017 maturity, and the corresponding share of the associated cross currency interest rate swap had been terminated.

On March 8, 2017, we made a repayment of $125 million of the revolving credit facility under our $800 million credit facility, which we had drawn down in May 2016.

Public Offering

In February 2017, we sold 5,175,000 common units in an underwritten public offering. To maintain its 2% general partner interest, our general partner acquired 94,714 general partner units. We received proceeds of $119.4 million net of underwriters' fees from the offering, which we intend to use for general partnership purposes.

Cash Distributions

On February 16, 2017, we paid a quarterly distribution to unitholders with respect to the quarter ended December 31, 2016 of $0.5775 per unit, amounting to $37.8 million in the aggregate. On May 12, 2017, we paid a quarterly distribution to unitholders with respect to the quarter ended March 31, 2017 of $0.5775 per unit, amounting to $40.8 million in the aggregate.

Results of Operations

Three Month Period Ended March 31, 2017 Compared with the Three Month Period Ended March 31, 2016

The following table presents details of our consolidated revenues and expense information for the three months ended March 31, 2017 compared to the three months ended March 31, 2016:

	Three Months Ended March 31,
(in thousands of $, except TCE)	2017	2016	$ Change	% Change
Operating revenues	101,385	101,065	320	—%
Vessel operating expenses	(17,076)	(16,188)	(888)	5%
Voyage and commission expenses	(2,061)	(1,819)	(242)	13%
Administrative expenses	(2,571)	(1,927)	(644)	33%
Depreciation and amortization	(24,756)	(25,039)	283	(1)%
Interest income	1,173	1,524	(351)	(23)%
Interest expense	(18,247)	(13,695)	(4,552)	33%
Other financial items	(6,903)	(20,709)	13,806	(67)%
Income taxes	(3,491)	(3,450)	(41)	1%
Net income	27,453	19,762	7,691	39%
Non-controlling interest	(3,899)	(3,012)	(887)	29%

TCE (1) (to the closest $100)	121,400	111,600	9,800	9%
__________________________________
(1)    TCE is a non-GAAP financial measure. See “Non-GAAP Measure” for a computation of TCE.

Operating revenues: Total operating revenues increased by $0.3 million to $101.4 million for the three months ended March 31, 2017 compared with $101.1 million for the same period in 2016. This is primarily due to:

•	$1.9 million of incremental revenue from the NR Satu and the Golar Mazo as a result of increased hire rates in the three months ended March 31, 2017;

•
$1.6 million incremental revenue from the Golar Maria which represents a full quarter of revenues in 2017 compared to approximately two months in the same period in 2016 following her scheduled drydocking; and

•	$0.8 million of additional revenue from the Golar Winter and the Golar Spirit due to increased hire rates under the Petrobras charters.

This was partially offset by:

•	a $3.7 million reduction in revenue from the Golar Grand resulting from her scheduled drydocking since mid-February 2017.

The average daily time charter equivalent rate, or TCE, for the three months ended March 31, 2017 was $121,400 compared to $111,600 for the same period in 2016. The increase of $9,800 in the average daily TCE is primarily due to planned servicing of Golar Igloo in 2017 for 57 days, compared to 58 days of winter down-time in 2016.

Vessel operating expenses: The increase of $0.9 million in vessel operating expenses to $17.1 million for the three months ended March 31, 2017, as compared to $16.2 million for the three months ended March 31, 2016 was primarily due to:

•	$1.0 million of incremental repairs and maintenance costs for the Golar Igloo as a result of her scheduled maintenance window during the three months ended March 31, 2017;

•	$0.7 million increase in operating expense with respect to the Golar Grand in the three months ended March 31, 2017, as she was taken out of lay-up and placed into drydock in mid-February 2017; and

•	$0.7 million in additional repairs and maintenance cost incurred in respect of the NR Satu for the three months ended March 31, 2017.

This was partially offset by:

•	$0.7 million decrease in vessel operating costs in the three months ended March 31, 2017 from the Golar Freeze due to lower crewing costs and repairs and maintenance.

Administrative expenses: Administrative expenses increased by $0.7 million to $2.6 million for the three months ended March 31, 2017, compared to $1.9 million.

We are party to a management and services agreement with Golar Management, a wholly owned subsidiary of Golar, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the three months ended March 31, 2017, we incurred charges of $1.4 million. For the three months ended March 31, 2016, management fees charged by Golar Management to us in relation to management and administrative services and technical services were recorded under both administrative expenses and vessel operating expenses respectively. From the second half of 2016, as a result of Golar's in-housing of technical operations (as a result of Golar Management Norway becoming a 100% owned subsidiary of Golar), we have subsequently accounted for more of the management fees charged by Golar Management under administrative expenses.

Interest expense: Interest expense increased by $4.5 million to $18.2 million for the three months ended March 31, 2017, compared to $13.7 million for the three months ended March 31, 2016. This was principally due to:

•
$1.2 million incremental cost arising from our $800 million credit facility entered into in May 2016, which is larger and on average accrues interest at a margin higher than the facilities it replaced;

•
$1.4 million in additional interest relating to our issuance of $250 million of senior unsecured non-amortizing 2017 Norwegian Bonds in February 2017 to replace our 2012 High Yield Bonds maturing in October 2017. As of March 31, 2017, we had repurchased approximately 75% of our 2012 High Yield Bonds; and

•
$1.9 million increase for the three months ended March 31, 2017 compared to the same period last year following the credit in relation to the Methane Princess tax lease to take into account lower tax rates resulting in a lower lease liability. There was no comparable credit adjustment in 2017.

Other financial items: Other financial items reflect a loss of $6.9 million and a loss $20.7 million for the three months ended March 31, 2017 and 2016, respectively, as set forth in the table below:

	Three Months Ended March 31,
(in thousands of $)	2017	2016	$ Change	% Change
Unrealized mark-to-market gains (losses) for interest rate swaps	2,650	(17,235)	19,885	(115)%
Interest expense on un-designated interest rate swaps	(2,278)	(2,602)	324	(12)%
Losses on repurchase of 2012 High-Yield Bonds and related cross currency interest rate swap	(3,777)	—	(3,777)	—%
Premium on repurchase of 2012 High-Yield Bonds	(2,744)	—	(2,744)	—%
Other	(754)	(872)	118	(14)%
Other financial items, net	(6,903)	(20,709)	13,806	(67)%

As of March 31, 2017, we had an interest rate swaps portfolio with a notional value of $1,370.1 million (excluding the cross-currency interest rate swap related to our 2012 High-Yield Bonds). The mark-to-market shift to gains of $2.7 million from losses of $17.2 million was due to the increase in long-term swap rates during the three months ended March 31, 2017. We designated approximately 6% of these swaps as hedging instruments.

In 2015, we were a party to a cross-currency interest rate swap with a notional value of $227.2 million, entered into as a hedge against our 2012 High-Yield Bonds, which was designated as a cash flow hedge. We commenced the repurchase of most of our

2012 High-Yield Bonds in advance of their maturity following the issuance of the 2017 Norwegian Bonds. The repurchase resulted in a foreign exchange loss of $2.9 million. Consequently the cross-currency interest rate swap associated to the 2012 High Yield Bond was de-designated as a cash flow hedge from January 1, 2017 and its accumulated mark-to-market losses of $5.0 million previously presented under accumulated other comprehensive income were transferred to our statement of operations under Other Financial Items. Furthermore, the associated cross-currency interest rate swaps with a notional value of $169.7 million were terminated resulting in a gain of $4.1 million. In the three months ended March 31, 2016, the gains or losses on the retranslation of the remaining 2012 High-Yield Bonds and cross-currency interest rate swaps were recognized in accumulated other comprehensive income. We also paid a premium on repurchase of the 2012 High Yield Bonds amounting to $2.7 million which we recognized as an expense in the three months ended March 31, 2017.

Income taxes: The tax charge for the three months ended March 31, 2017 included (i) corporate income taxes in respect of our operations in the United Kingdom, Brazil and Kuwait; (ii) withholding taxes in respect of our operations in Indonesia; and (iii) utilization of losses against our taxable profits in Indonesia and Jordan. We do not currently incur any corporate income tax in respect of our operations in Indonesia and Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo. In addition, since our entry into a sale and leaseback arrangement with a wholly-owned subsidiary (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”) in November 2015 relating to the Golar Eskimo, we have consolidated the Eskimo SPV into our results. Thus, the equity attributable to CMBL is included in our non-controlling interest.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-Term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash and short-term investments, available amounts under revolving credit facilities and receipts from our charterers. Revenues from the majority of our time charters are received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

As of March 31, 2017, our cash and cash equivalents, including restricted cash was $304.0 million, and we had access to undrawn borrowing facilities of $150.0 million. The majority of our restricted cash balances (excluding $7.7 million in performance bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain debts, swaps and capital leases which would otherwise be paid out of our unrestricted cash balances. Since March 31, 2017, significant transactions impacting our cash flows include:

•	payment of a cash distribution of $0.5775 per unit ($40.8 million in aggregate) with respect to the quarter ended March 31, 2017, on May 12, 2017;

•	drawdown of $125.0 million of the $150.0 million available revolving credit facility;

•	scheduled loan principal repayments amounting to $20.7 million;

•	payment of $4.5 million to further repurchase the 2012 High Yield Bonds.

In addition, following the receipt of the notice for early termination of the Golar Spirit from Petrobras, we expect to receive an early termination fee net of withholding tax in July 2017. Golar Spirit will be placed under temporary lay-up and if we are unable to enter into a suitable replacement charter by the 90th day following the early charter termination date of June 23, 2017, we will be required to provide additional security to the lenders under our $800 million credit facility in the form of $40 million in cash collateral.

As of March 31, 2017, our current assets exceeded current liabilities by $128.2 million. This was due to reclassification of the deposit made in connection with the Golar Tundra acquisition from long term to short-term.

We expect that the cash to be generated from our operations (assuming the current rates earned from existing charters continue until charter termination or expiration, where applicable) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest and make scheduled loan repayments and make cash distributions.

We believe our current resources, including our undrawn revolving credit facility totaling $25.0 million as of June 23, 2017, are sufficient to meet our working capital requirements for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Three months ended March 31,
(in thousands of $)	2017	2016	$ Change	% Change
Net cash provided by operating activities	77,980	68,600	9,380	14%
Net cash used in investing activities	—	(30,000)	30,000	(100)%
Net cash provided by/(used in) financing activities	23,218	(23,755)	46,973	(198)%
Net increase in cash and cash equivalents	101,198	14,845	86,353	582%
Cash and cash equivalents at beginning of period	65,710	40,686	25,024	62%
Cash and cash equivalents at end of period	166,908	55,531	111,377	201%

In addition to our cash and cash equivalents noted above, as of March 31, 2017, we had total restricted cash of $137.1 million. This comprised principally of (i) $113.7 million representing balances retained on restricted accounts in accordance with certain lease and loan requirements (these balances act as security for our obligations and, in the case of restricted cash relating to our lease obligation, is used to repay the obligation); (ii) $5.3 million in relation to cash collateral in respect of our cross-currency interest rate swap entered into in connection with the 2012 High-Yield Bonds, the collateral requirements of which are dependent upon the mark to market valuation of the swap; and (iii) the balances which relate mainly to collateral deposits relating to performance guarantees issued to charterers.

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $9.4 million to $78.0 million for the three months ended March 31, 2017 compared to $68.6 million for the same period in 2016. The increase was primarily due to an improvement in the general timing of working capital in the three months ended March 31, 2017, compared to the same period in 2016. This includes an increase in cash inflows from trade receivables and related parties, partly offset by an increase in cash payments for prepaid expenses.

Net Cash Used in Investing Activities

Net cash used in investing activities of $30.0 million for the three months ended March 31, 2016 was primarily due to the $30.0 million deposit paid to Golar towards the total purchase price of the Golar Tundra. There were no investing activities in the three months ended March 31, 2017

Net Cash Provided by/Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity offerings, new debt and lease financings and contributions from owners, offset by debt and lease repayments.

Net cash provided by financing activities during the three months ended March 31, 2017 of $23.2 million was primarily due to the following:

•
$250.0 million proceeds from the issuance of the 2017 Norwegian Bonds, $175.7 million of which was used to repurchase a portion of the 2012 High-Yield Bonds and terminate the corresponding share of the related cross currency interest rate swap;

•	$119.4 million net proceeds from the February 2017 equity issuances; and

•	$27.2 million reduction in our restricted cash balances as a result of the partial termination of our cross currency interest rate swap in the three months ended March 31, 2017.

This was partially offset by:

•	$151.8 million repayment of long-term debt and lease obligations;

•	$41.2 million of cash distributions, $3.4 million of which were distributions to non-controlling interests; and

•	$4.7 million of financing and debt settlement costs paid..

Net cash used in financing activities during the three months ended March 31, 2016 of $23.8 million was primarily due to the following:

•	$29.8 million repayment of long-term debt and lease obligations;

•	$41.0 million of cash distributions, $2.8 million of which were distributions to non-controlling interests; and

This was partially offset by the receipt of aggregate proceeds of $40.0 million from a drawdown under our revolving credit facilities.

Borrowing Activities

Long-Term Debt. As of March 31, 2017 and December 31, 2016, our long-term debt, net of deferred financing costs consisted of the following:

(in thousands of $)	March 31, 2017	December 31, 2016

$800 million Credit Facility	598,500	740,667
2017 Norwegian Bonds	250,000	—
2015 Norwegian Bonds	150,000	150,000
NR Satu Facility	114,225	117,800
2012 High-Yield Bonds	38,262	150,452
Eskimo SPV Debt	226,921	232,931
Total debt	1,377,908	1,391,850
Less: Deferred financing costs, net	(20,220)	(17,140)
Total debt net of deferred financing costs	1,357,688	1,374,710
Our outstanding debt of $1,377.9 million as of March 31, 2017, is repayable as follows:

Period ending December 31, (in thousands of $)

2017 (nine months ending)	100,487
2018	72,317
2019	135,183
2020	202,000
2021	641,000
2022 and thereafter	226,921
Total	1,377,908

As of March 31, 2017 and December 31, 2016, the margins we paid under our bank loan agreements were LIBOR plus a fixed or floating rate ranging from 2.12% to 3.50%. The margin related to our 2012 High-Yield Bonds is 5.20% above the Norwegian Interbank Offered Rate (NIBOR). The margins related to our U.S. dollar denominated 2015 Norwegian Bonds and 2017 Norwegian Bonds are 4.4% and 6.25% above LIBOR, respectively.
The significant development relating to our debt in the period after December 31, 2016 is set forth below:

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our 2017 Norwegian Bonds which will mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. We are in the process to list the 2017 Norwegian Bonds on the Oslo Bors. The net proceeds from our sale of 2017 Norwegian Bonds have been and will be used to repay the outstanding 2012 High Yield Bonds and for general partnership purposes. As of June 23, 2017, a total nominal amount of NOK 996 million (or $118.2 million) of the remaining 2012 High-Yield Bonds had been repurchased ahead of their October 2017 maturity, and the corresponding share of its associated cross currency interest rate swap had been terminated.

Capital Lease Obligations. As of March 31, 2017, we are committed to make minimum rental payments under our remaining capital lease, as follows:

Period ended December 31, (in thousands of $)	Methane Princess Lease
2017 (nine months ending)	5,295
2018	7,331
2019	7,617
2020	7,908
2021	8,215
2022 and thereafter	164,352
Total minimum lease payments	200,718
Less: Imputed interest	(81,112)
Present value of minimum lease payments	119,606

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (or the Methane Princess lease) with a UK bank (or the Methane Princess lessor). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 has been placed with the Methane Princess Lessor. The value of the restricted cash deposit used to obtain a letter of credit to secure the lease obligation as of March 31, 2017, was $113.7 million.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the Methane Princess lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate the Methane Princess lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Methane Princess Lessor has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand to secure these potential obligations. Golar has agreed to indemnify us against any of these increased costs and obligations. Refer to note 11 to our unaudited condensed consolidated financial statements included herein.

Debt and Lease Restrictions

Our existing financing agreements (debt and lease) impose certain operating and financing restrictions on us and our subsidiaries that are described above and in our 2016 Annual Report on Form 20-F.

As of March 31, 2017, we were in compliance with all covenants of our various debt and lease agreements.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of vessels, we assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreements with Golar and Golar Power, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar or Golar Power when those vessels are fixed under charters of five or more years. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

On May 30, 2017, we entered into an agreement with Golar wherein we have the option to purchase, at fair market value, up to a 25% equity interest in Hilli Corp, the owner of the FLNG vessel Hilli Episeyo. Under the agreement, we have the ability to exercise the Golar Hilli Purchase Option at any time on or before March 31, 2018. No assurance can be given that we will acquire any interest in Hilli Corp, and any such acquisition will be subject to, among other things, the approval of our board of directors and the conflicts committee of our board of directors. Any additional consideration will be funded from the proceeds from the February 2017 equity offering.

Drydockings

From now until to December 31, 2020, seven of the vessels in our current fleet are expected to undergo their scheduled drydockings. We estimate that we will spend in total approximately $49.3 million for drydocking of these vessels with approximately $5.8 million expected to be incurred in 2017, $22.5 million in 2018, $13.0 million in 2019 and $8.0 million in 2020. We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

Ballast Water Management Convention

The International Maritime Organization (IMO) adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004. Beginning in September 2017, ballast water treatment is required by the BWM Convention. Installation of ballast water treatment systems will be needed on all our LNG carriers. As long as our FSRUs are operating as FSRUs and kept stationary, they will not need installation of ballast water treatment systems. However, under its time charter, the Golar Winter may be required to trade as LNG carrier. If the vessel charterer should choose to trade the Golar Winter internationally as an LNG carrier, the vessel will have to be equipped with ballast water treatment system and the cost of the related modifications will be split between the charterer and owner. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. Initial estimates of the additional costs of complying with these rules are within the range of $2 million and $3 million per vessel.

We are not aware of any other regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Critical Accounting Policies

The preparation of our condensed consolidated interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgment, please refer to note 2 (Significant Accounting Policies) to our consolidated financial statements included in our 2016 Annual Report on Form 20-F, filed with the SEC.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of March 31, 2017 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2017	Due in 2018-2019	Due in 2020-2021	Due Thereafter
Long-term debt(1)	1,377.9	100.5	207.5	843.0	226.9
Interest commitments on long-term debt - floating and other interest rate swaps (2)	300.4	53.2	127.2	78.3	41.7
Capital lease obligations	119.6	0.7	2.7	4.2	112.0
Interest commitments on capital lease obligations (2)(3)	81.1	4.6	12.2	11.9	52.4
Total	1,879.0	159.0	349.6	937.4	433.0

(1) Amounts shown gross of deferred financing costs of $20.2 million.

(2) Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 2.05% and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligation is calculated on an assumed all in interest rate of 5.2%.

(3) In the event of any adverse tax rate changes or rulings, our lease obligation could increase significantly. However, Golar has agreed to indemnify us against any such increase.

Off-Balance Sheet Arrangements

Refer to note 3 of our unaudited condensed consolidated financial statements for discussion on Tundra Corp. On May 30, 2017, we exercised the Tundra Put Option to require Golar to repurchase Tundra Corp in the Put Sale. The closing of the Put Sale is expected to occur during the third quarter of 2017, subject to customary closing conditions. Subsequent to the closing, we will no longer be liable for charter hire payments due under the sale and leaseback financing arrangement in respect of the Golar Tundra.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in note 2 — Significant Accounting Policies to our audited consolidated financial statements included in our 2016 Annual Report on Form 20-F.  Further information on our exposure to market risk is included in note 24 — Financial Instruments to our audited consolidated financial statements included in our 2016 Annual Report on Form 20-F.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk. A significant portion of our long-term debt is subject to the adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

Assuming a 1% increase in the interest rate as applied against our floating rate debt balance as of March 31, 2017, this would decrease our interest expense by $0.5 million per annum. We have calculated our floating rate debt as the sum of the (i) principal outstanding on  our long-term debt and capital lease obligations, net of related restricted cash balances and (ii) the notional amount of our interest rate swaps. For disclosure of the fair value of the derivatives and debt obligations outstanding as of March 31, 2017, please read note 9 to the condensed consolidated interim financial statements for the period ended March 31, 2017.

Foreign currency risk. We have transactions, assets and liabilities which are denominated in currencies other than U.S. Dollars, such as Pound Sterling in relation to the administrative expenses charged by Golar Management in the UK; operating expenses incurred in a variety of foreign currencies and Brazilian Real in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Real. Based on our Pound Sterling expenses for the three months ended March 31, 2017, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately $0.1 million for the three months ended March 31, 2017. Based on our Brazilian Reals expenses for the three months ended March 31, 2017, a 10% depreciation of the U.S. Dollar against the Brazilian Real would have increased our expenses by approximately $0.2 million for the three months ended March 31, 2017.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of March 31, 2017, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a net foreign exchange gain of approximately $0.6 million.

The base currency of the majority of our seafaring officers’ remuneration is the Euro, Brazilian Real or Indonesian Rupiah. Based on the crew costs for the three months ended March 31, 2017, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Real and the Indonesian Rupiah would have increased our crew costs by approximately $0.5 million for the three months ended March 31, 2017.

NON-GAAP measure

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and voyage charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

	Three Months Ended March 31,
(in thousands of $, except number of days and average daily TCE)	2017	2016
Total operating revenues	101,385	101,065
Voyage and commission expenses	(2,061)	(1,819)
	99,324	99,246
Calendar days less scheduled off-hire days(1)	818	889
Average daily TCE (to the closest $100)	121,400	111,600

(1) Scheduled off-hire days includes days when vessels are in lay-up or undergoing planned maintenance and dry dock.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended March 31,
(in thousands of $, except per unit amounts)	Notes	2017	2016
Time charter revenues		98,203	93,785
Time charter revenues from related parties (1)		3,182	7,280
Total operating revenues		101,385	101,065

Vessel operating expenses (1)		17,076	16,188
Voyage and commission expenses		2,061	1,819
Administrative expenses (1)		2,571	1,927
Depreciation and amortization		24,756	25,039
Total operating expenses		46,464	44,973

Operating income		54,921	56,092

Financial income (expenses)
Interest income		1,173	1,524
Interest expense		(18,247)	(13,695)
Other financial items	6	(6,903)	(20,709)
Net financial expenses		(23,977)	(32,880)

Income before tax		30,944	23,212
Taxation	7	(3,491)	(3,450)
Net income		27,453	19,762
Less: Net income attributable to non-controlling interests		(3,899)	(3,012)
Net income attributable to Golar LNG Partners LP Owners		23,554	16,750

Earnings per unit
Basic - Common units	13	$0.35	$0.23
Diluted - Common units	13	$0.34	$0.23

Cash distributions declared and paid per unit in the period	13	$0.58	$0.58
______________________________
(1) Revenues from related parties relates to the charter of the Golar Grand to Golar (see note 10).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,
(in thousands of $)	2017	2016
Net income	27,453	19,762
Unrealized net gain on qualifying cash flow hedging instruments:
Other comprehensive income before reclassification(1)	105	385
Amount reclassified from accumulated other comprehensive income to statement of operations(2)	4,985	409
Other comprehensive income	5,090	794
Comprehensive income	32,543	20,556
Comprehensive income attributable to:
Partners’ capital in Golar LNG Partners LP	28,644	17,544
Non-controlling interest	3,899	3,012

(1) There is no tax impact on any of the periods presented.
(2) Amounts reclassified from accumulated other comprehensive income to 'Other financial items, net' on the consolidated statements of operations relate to gains on cash flow hedges in respect of interest rate swaps.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

		March 31,	December 31,
(in thousands of $)	Note	2017	2016
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		166,908	65,710
Restricted cash		17,764	44,927
Other current assets		21,088	25,266
Amount due from related parties	10	124,494	23,914
Inventories		1,228	1,110
Total Current Assets		331,482	160,927
Non-current
Restricted cash		119,307	117,488
Vessels and equipment and vessel under capital lease, net		1,746,494	1,763,896
Intangible assets, net		82,946	86,133
Other long-term assets		16,167	17,017
Amounts due from related parties	10	—	107,247
Total Assets		2,296,396	2,252,708

LIABILITIES AND EQUITY
Current
Short-term debt and current portion of long-term debt	8	117,497	78,101
Current portion of obligation under capital lease		940	787
Other current liabilities		84,823	136,584
Total Current Liabilities		203,260	215,472
Non-current
Long-term debt	8	1,240,191	1,296,609
Obligation under capital lease		118,666	116,964
Other long-term liabilities		19,606	19,234
Total Liabilities		1,581,723	1,648,279
Equity
Partners' capital:
Common unitholders		593,356	490,564
General partner interest		52,805	50,942
Total Partners' capital		646,161	541,506
Accumulated other comprehensive income		37	(5,053)
		646,198	536,453
Non-controlling interest		68,475	67,976
Total Equity		714,673	604,429
Total Liabilities and Equity		2,296,396	2,252,708

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31,
(in thousands of $)	Note	2017	2016
OPERATING ACTIVITIES
Net income		27,453	19,762
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		24,756	25,039
Movement in deferred tax liability	7	525	581
Release of deferred tax asset	7	1,458	1,215
Amortization of deferred charges		1,637	1,103
Drydocking expenditure		(272)	—
Losses on bond repurchase		6,520	—
Unrealized foreign exchange losses		285	236
Unit Option Expense		65	—
Interest element included in obligations under capital leases		137	(1,693)
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable		9,516	7,083
Inventories		(118)	15
Prepaid expenses, accrued income and other assets		(2,178)	2,590
Amount due to/from related companies		6,496	(6,450)
Trade accounts payable		(571)	(716)
Accrued expenses		3,019	(689)
Other current liabilities		(748)	20,524
Net cash provided by operating activities		77,980	68,600

INVESTING ACTIVITIES
Deposit made in connection with Golar Tundra acquisition	10	—	(30,000)
Net cash used in investing activities		—	(30,000)

FINANCING ACTIVITIES
Proceeds from short-term debt and long-term debt	8	250,000	40,000
Repayment of long-term debt including debt due to a related party	8	(151,752)	(29,771)
Repayments of obligations under capital leases		(142)	—
Repurchase of 2012 High-Yield Bonds and related swaps		(175,699)	—
Proceeds from issuance of equity	12	119,438	—
Dividend paid to non-controlling interests		(3,400)	(2,800)
Restricted cash and short-term investments		27,246	7,605
Common units buy-back and cancellation		—	(499)
Cash distributions paid		(37,757)	(38,199)
Financing costs paid		(4,716)	(91)
Net cash provided by/(used in) financing activities		23,218	(23,755)

Net increase in cash and cash equivalents		101,198	14,845
Cash and cash equivalents at beginning of period		65,710	40,686
Cash and cash equivalents at end of period		166,908	55,531

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Subordinated Units (2)	General Partner and IDRs
Consolidated balance at December 31, 2015	486,533	12,649	40,293	(9,725)	529,750	66,765	596,515
Net income	16,415	—	335	—	16,750	3,012	19,762
Other comprehensive loss	—	—	—	794	794	—	794
Cash distributions (1)	(26,062)	(9,211)	(2,926)	—	(38,199)	(2,800)	(40,999)
Common units acquired and cancelled	(499)	—	—	—	(499)	—	(499)
Consolidated balance at March 31, 2016	476,387	3,438	37,702	(8,931)	508,596	66,977	575,573

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Subordinated Units	General Partner and IDRs (3)
Consolidated balance at December 31, 2016	490,564	—	50,942	(5,053)	536,453	67,976	604,429
Net income	23,083	—	471	—	23,554	3,899	27,453
Other comprehensive income	—	—	—	5,090	5,090	—	5,090
Cash distributions (1)	(37,002)	—	(755)	—	(37,757)	(3,400)	(41,157)
Net proceeds from equity issuances	116,646	—	2,147	—	118,793	—	118,793
Unit options expense	65	—	—	—	65	—	65
Consolidated balance at March 31, 2017	593,356	—	52,805	37	646,198	68,475	714,673

(1) This includes cash distributions to Incentive Distribution Rights (“IDRs”) holders for the three months ended March 31, 2017 and 2016 of $nil and $2.2 million, respectively.

(2) In June 2016, our board of directors determined that the conditions precedent for the expiration of the subordination period set forth in the definition of "Subordination Period" contained in the Partnership Agreement were satisfied, and on June 30, 2016, all 15,949,831 subordinated units (all of which were held by Golar) converted into common units on a one-for-one basis. As of March 31, 2017, there are no subordinated units.

(3) As of March 31, 2017, the carrying value of the equity attributable to the IDR holders was $32.5 million (December 31, 2016: $32.5 million)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
Notes to the Unaudited Condensed Consolidated Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the “Partnership,” “we,” “our,” or “us”) is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited (“Golar”) in September 2007, to own and operate LNG carriers and FSRUs under long-term charters. As of March 31, 2017, we have a fleet of four LNG carriers and six FSRUs, excluding the Golar Tundra.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016, which are included in our Annual Report on Form 20-F.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2016, except for the recently adopted accounting policy as disclosed in note 4.

3. VARIABLE INTEREST ENTITIES (VIEs)

Eskimo SPV

As of March 31, 2017, we leased the Golar Eskimo from a variable interest entity (“VIE”) under a finance lease with a wholly-owned subsidiary (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a special purpose vehicle (SPV).

In November 2015, we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of ten years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investment in Eskimo SPV, we have determined that we have a variable interest in Eskimo SPV and that Eskimo SPV is a VIE. Based on our evaluation of the bareboat agreement we have concluded that we are the primary beneficiary of Eskimo SPV and, accordingly, have consolidated Eskimo SPV into our financial results. We did not record any gain or loss from the sale of the Golar Eskimo to Eskimo SPV, and we continued to report the vessel in our consolidated financial statements at the same carrying value, as if the sale had not occurred.

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of March 31, 2017 and December 31, 2016, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of March 31, 2017:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations (in thousands of $) under the bareboat charter with Eskimo SPV as of March 31, 2017 is shown below:

(in thousands of $)	2017(1)	2018	2019	2020	2021	After 2021
Golar Eskimo*	17,206	22,437	21,859	21,330	20,755	74,463

(1) For the nine months ending December 31, 2017.
*The payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR of 0.39% plus margin but excludes the repurchase obligation at the end of lease term.

The most significant impact of consolidation of Eskimo SPV’s assets and liabilities on our condensed consolidated balance sheet is as follows:

(in thousands of $)	March 31, 2017	December 31, 2016
Liabilities
Long-term debt	226,921	232,931

The most significant impact of consolidation of Eskimo SPV’s operations on our condensed consolidated statement of operations is interest expense of $1.8 million and $2.0 million for the three months ended March 31, 2017 and 2016, respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our condensed consolidated statement of cash flows is net cash used in financing activities of $6.0 million and $8.1 million for the three months ended March 31, 2017 and 2016, respectively.

Tundra Corp

On May 23, 2016, we acquired from Golar (the “Tundra Acquisition”) the disponent owner and operator of the FSRU, the Golar Tundra (“Tundra Corp”), for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Tundra Acquisition, we entered into an agreement with Golar (as amended, the “Tundra Letter Agreement”) pursuant to which Golar agreed pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with West African Gas Limited (“WAGL”). In return we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement also provided that in the event the Golar Tundra had not commenced service under the charter by May 23, 2017, we had the option (the “Put Right”) to require Golar to repurchase Tundra Corp at a price equal to the original purchase price (the “Purchase Price”). Accordingly, we determined that (i) Tundra Corp is a VIE and (ii) Golar is and has been the primary beneficiary of Tundra Corp. Thus, Tundra Corp was not consolidated into our financial statements.

In November 2015, prior to the Tundra Acquisition, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (the “Tundra SPV”) for $254.6 million and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). Upon the completion of the Tundra Acquisition, Golar’s prior guarantee of Tundra Corp’s obligations under the Tundra Lease terminated, and we became the primary obligor under the Tundra Lease. Thus, despite the fact that Tundra Corp is not consolidated into our financial results, we will be liable for charter hire payments due under the Tundra Lease until the Put Sale Closing Date (as defined below).

The Golar Tundra was expected to commence operations in order to serve the Ghana (Tema) LNG Project in the second quarter of 2016. However, due to delays in the Ghana (Tema) LNG Project, this has not yet occurred because the required infrastructure, including a connecting pipeline, jetty and breakwater, are not yet in place. The Golar Tundra remains anchored off the coast of Ghana and the project has made limited progress.  In light of this, on May 30, 2017, we elected to exercise the Put Right. The closing of the Put Sale is expected to occur during the third quarter of 2017, subject to customary closing conditions.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of March 31, 2017:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Tundra	November 2015	254.6	194.1	November 2018	114.6	November 2025

Following the date of the closing of the Put Sale (the “Put Sale Closing Date”), we will no longer be liable for charter hire payments due under the Tundra Lease. Refer to note 14 for further details.

PT Golar Indonesia

We consolidated PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

4.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In July 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2015-11 “Inventory (Topic 330): Simplifying the Measurement of Inventory”. The standard requires inventory to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendment is effective for the fiscal years beginning after December 15, 2016 and interim periods within fiscal years beginning after December 15, 2017, early adoption is permitted. The adoption of this update did not have an impact on our Consolidated Financial Statements or related disclosures.

In March 2016, the FASB issued ASU 2016-09 “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This standard primarily requires the recognition of excess tax benefits for share-based awards in the statement of operations and the classification of excess tax benefits as an operating activity within the statement of Cash Flows. The guidance allows an entity to elect to account for forfeitures when they occur. The new standard is effective for annual reporting periods beginning after December 15, 2016. The adoption of this update did not have an impact on our Consolidated Financial Statements or related disclosures.

Accounting pronouncements to be adopted

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a new concept of “series provision” which provides accounting guidance for entities that engage in repetitive service contracts. There are also new requirements which impact the timing of costs that are reimbursed at the start or near the inception of a contract. The guidance is effective from January 1, 2018 and provides for enhanced disclosures. It may be applied retrospectively to each prior period presented subject to “practical expedients (“full retrospective) or a cumulative-effect adjustment as of the date of adoption (“modified retrospective approach”).

Management is currently assessing whether any services provided, over and above a bareboat charter, need to be accounted for on a different time basis than the underlying contract. Depending on the conclusion, the timing of the revenue could differ, however, the total amount earned from time charter contracts over all periods will remain the same. We expect to finalize our assessment in the second half of 2017.

In March 2016, the FASB issued guidance to ASU 2016-02 “Leases (Topic 842)”. This update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements regarding timing and uncertainty of cash flows arising from leases. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. The standard will be effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years, and early adoption is permitted. We are currently in the process of evaluating the impact of this guidance on our Consolidated Financial Statements and related disclosures.

Any other accounting pronouncements yet to be adopted by us are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2016.

5.                                      SEGMENT INFORMATION

Operating segments are components for an enterprise of which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Partnership’s methods of internal reporting and management structure, we consider that we operate in one segment, the LNG market. During the three months ended March 31, 2017 and 2016, our fleet operated under time charters with nine charterers, Petrobras, Dubai Supply Authority (“DUSUP”), Pertamina, the Hashemite Kingdom of Jordan (“Jordan”), PT Nusantara Regas (“PTNR”), Royal Dutch Shell plc, Eni S.p.A., Kuwait National Petroleum Company (“KNPC”) and Golar. Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates. Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. Royal Dutch Shell plc is headquartered in the Netherlands. Eni S.p.A is an integrated energy company headquartered in Italy. KNPC is a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait.

For the three months ended March 31, 2017 and 2016, revenues from the following charterers accounted for over 10% of our consolidated revenues:

	Three months ended March 31,
(in thousands of $)	2017		2016
Petrobras	25,577	25%	24,773	25%
PTNR	17,786	18%	16,782	17%
Jordan	14,078	14%	14,188	14%
DUSUP	11,510	11%	11,691	12%
Pertamina	10,155	10%	9,262	9%

Geographic segment data

The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Revenues	Three months ended March 31,
(in thousands of $)	2017	2016
Brazil	25,577	24,773
Indonesia	17,786	16,782
Jordan	14,078	14,188
United Arab Emirates	11,510	11,691
Kuwait	5,046	5,054

Fixed assets, net	March 31,	December 31,
(in thousands of $)	2017	2016
Brazil	341,819	347,366
Jordan	276,425	278,588
Kuwait	265,247	267,055
Indonesia	187,685	191,139
United Arab Emirates	119,175	122,078

6.                                      OTHER FINANCIAL ITEMS

Other financial items are comprised of the following:

	Three months ended March 31,
(in thousands of $)	2017	2016
Unrealized mark-to-market gains (losses) for interest rate swaps	2,650	(17,235)
Interest expense on un-designated interest rate swaps	(2,278)	(2,602)
Losses on repurchase of 2012 High-Yield Bonds(1)	(3,777)	—
Premium paid on repurchase of 2012 High-Yield Bonds (2)	(2,744)	—
Foreign exchange gain (loss) on capital lease obligations and related restricted cash	(98)	177
Foreign exchange losses on operations	(362)	(765)
Others	(294)	(284)
Total	(6,903)	(20,709)

(1) This includes foreign exchange loss arising from the early repurchase of our 2012 High-Yield Bonds of $2.9 million and the reclassification of a $5.0 million loss from the Accumulated Other Comprehensive Loss upon cessation of hedge accounting for the related cross currency interest rate swap. This is offset by the mark to market gain on the cross currency interest rate swaps of $4.1 million.

(2) This pertains to premium paid upon the partial buy-back of the 2012 High-Yield Bonds

7. TAXATION

As of March 31, 2017, a net deferred tax asset of $3.6 million ($5.1 million at December 31, 2016) was recognized, principally related to the recognition of certain historical tax positions on our Indonesian operations.

As of March 31, 2017, a net deferred tax liability of $3.7 million ($3.2 million at December 31, 2016) was recognized, due to the deferred tax liability from tax depreciation in excess of the accounting depreciation for the Golar Eskimo exceeding the deferred tax asset related to net operating loss carry forwards generated from our Jordan operations.

Tax charge

The tax charge for the three months ended March 31, 2017 included current tax charges in respect of our operations in the United Kingdom, Brazil, Kuwait and certain withholding tax charges in Indonesia. The Partnership does not currently incur any corporate income tax in respect of operations in Indonesia and Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

The total tax charge for the three months ended March 31, 2017 includes a net deferred tax charge of $0.5 million, in relation to the utilization of brought forward tax losses and tax depreciation in excess of accounting depreciation in Jordan. As a result of the deferred tax charge of $0.5 million for three months ended March 31, 2017, the deferred tax liability balance as of March 31, 2017 is $3.7 million.

The total tax charge for the three months ended March 31, 2017 also includes a deferred tax charge of $1.5 million, in relation to the utilization of the brought forward tax losses in Indonesia. As a result of the deferred tax charge of $1.5 million for three months ended March 31, 2017, the deferred tax asset balance as of March 31, 2017 is $3.6 million.

Uncertainty in tax positions

As of March 31, 2017, we recognized a provision of $2.7 million ($2.6 million at December 31, 2016) for certain risks in various jurisdictions.

8.                                      DEBT

As of March 31, 2017 and December 31, 2016, we had total long-term debt outstanding of $1,357.7 million and $1,374.7 million, respectively, net of deferred financing costs of $20.2 million and $17.1 million, respectively.

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our senior unsecured non-amortizing bonds in the Nordic bond market (the “2017 Norwegian Bonds”). The 2017 Norwegian Bonds mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. We are in the process to list the 2017 Norwegian Bonds on the Oslo Bors. The net proceeds from our sale of the 2017 Norwegian Bonds have been used to repay a portion of our outstanding 2012 High Yield Bonds and for general partnership purposes. As of June 23, 2017, a total amount of NOK 996 million of $118.2 million of the 2012 High-Yield Bonds had been repurchased ahead of their October 2017 maturity, and the corresponding share of the associated cross currency interest rate swap had been terminated.

In the three months ended March 31, 2017, we repaid $125.0 million of the $150.0 million revolving credit facility under the $800 million credit facility.

9.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective, hedge our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. Dollars to achieve an overall desired position of fixed and floating interest rates. Certain interest rate swap agreements qualify and are designated for accounting purposes as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of March 31, 2017 and December 31, 2016 are as follows:

		March 31, 2017		December 31, 2016
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	166,908	166,908	65,710	65,710
Restricted cash	Level 1	137,071	137,071	162,415	162,415
High-Yield and 2015 Norwegian Bonds (1)	Level 1	188,262	184,981	300,452	293,484
2017 Norwegian Bonds (2)	Level 2	250,000	250,000	—	—
Long-term debt — floating (3)	Level 2	939,646	939,646	1,091,398	1,091,398
Obligations under capital leases (3)	Level 2	119,606	119,606	117,751	117,751

Derivatives:
Interest rate swaps asset (4) (5)	Level 2	8,986	8,986	8,194	8,194
Interest rate swaps liability (4) (5)	Level 2	4,761	4,761	6,143	6,143
Cross currency interest rate swap liability (6)	Level 2	20,033	20,033	81,454	81,454
Earn out units (7)	Level 2	15,000	15,000	15,000	15,000

(1) This pertains to bonds with a carrying value of $188.3 million and $300.5 million as of March 31, 2017 and December 31, 2016, respectively, which are included under long-term debt on the balance sheet. The fair value of the bonds as of March 31, 2017 was $185.0 million (2015: $293.5 million), which is 98.3% of their face value (2016: 97.7%).

(2) On February 15, 2017, we completed the issuance and sale of $250 million of the 2017 Norwegian Bonds which will mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. We have subsequently entered into economic hedge interest rate swap to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in fixed rate of 8.194%.

(3) Our long-term debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets. The long term debt is presented gross of deferred financing cost of $20.2 million as of March 31, 2017 (2016: $17.1 million).

(4) Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(5) The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 6) that qualify and are designated as cash flow hedges as of March 31, 2017 and December 31, 2016 was a net asset of $0.1 million (with a notional amount of $80.0 million) and a net liability of $0.1 million (with a notional amount of $82.5 million), respectively. The expected maturity of the remaining designated interest rate agreement is February 2018.

(6) In order to hedge our exposure to currency fluctuations under our 2012 High-Yield Bonds, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. As of March 31, 2017, NOK 971 million of the 2012 High-Yield Bonds had been repurchased and the corresponding share of the cross currency swap terminated. Accordingly, we ceased hedge accounting effective from January 1, 2017.

(7) This relates to the Earn Out units issued in connection with the IDR reset transaction in October 2016. The fair value of the Earn Out units was determined using a Monte-Carlo simulation method.  This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the earn out units, such that the price of a unit output by the Monte Carlo simulation equaled the price observed in the market.  The method took into account the historical volatility, dividend yield as well as the share price of the Golar Partner common units as of the IDR reset date and at balance sheet date.

As of March 31, 2017, the following are the details of our cross currency interest rate swap:

Instrument (in thousands of $, unless otherwise indicated)	Notional amount		Maturity date	Rate	Fair value asset/(liability)
	In NOK	In USD
Cross currency interest rate swap	329,000	57,497	Oct 2017	6.485%	(20,033)

As of March 31, 2017, NOK 971 million of the 2012 High-Yield Bonds had been repurchased and the corresponding share of the cross currency swap terminated. Accordingly, we ceased hedge accounting of the cross currency interest rate swap effective from January 1, 2017. Consequently, the net loss of $5.0 million included in our accumulated other comprehensive loss in respect of the cross currency interest rate swap previously designated as a cash flow hedge was reclassified into earnings in the three months ended March 31, 2017.

The carrying values of accounts receivable, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short-term maturity of these instruments.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

	March 31, 2017			December 31, 2016
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	8,986	(3,612)	5,374	8,194	(4,194)	4,000
Total liability derivatives	4,761	(3,612)	1,149	6,143	(4,194)	1,949

The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level. Since the market valuation has fallen below this level, we have provided $5.3 million of cash collateral as of March 31, 2017.

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

As of March 31, 2017, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below. The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional amount		Maturity dates			Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	1,370,136	(1)	Feb 2018	to	Nov 2023	1.070%	to	2.44%
(1) This excludes the nominal value of the cross currency interest rate swap of $20.0 million described above.

As of March 31, 2017, the notional principal amount of the swap agreements relating to the debt and capital lease obligations outstanding was $1,370.1 million (December 31, 2016: $1,131.7 million).

10.             RELATED PARTY TRANSACTIONS

Transactions with related parties:

	Three months ended March 31,
(in thousands of $)	2017	2016
Transactions with Golar and affiliates:
Time charter revenues (a)	3,182	7,280
Management and administrative services fees (b)	1,443	610
Ship management fees (c)	996	1,894
Income related to the Tundra Letter Agreement (d)	680	122
Distributions to Golar (e)	12,797	13,238
Fees to Helm Energy Advisors Inc (f)	—	600
Transactions with others:
Dividends to China Petroleum Corporation (g)	3,400	2,800

Receivables from related parties:

As of March 31, 2017 and December 31, 2016 balances with related parties consisted of the following:

(in thousands of $)	March 31, 2017	December 31, 2016
Balances due from Golar and affiliates (h)	15,430	21,908
Deposit paid to Golar (d)	107,247	107,247
Methane Princess lease security deposit movements (i)	1,817	2,006
Total	124,494	131,161

(a) Time charter revenues from related parties - This consists of revenue from the charter of the Golar Grand (three months ended March 31, 2017 and March 31, 2016).

In February 2015 we exercised our option requiring Golar to charter in the Golar Grand for the period from February 16, 2015 until October 31, 2017 at approximately 75% of the hire rate that would have been payable by the charterer. The daily time charter rate receivable from Golar reduced following the vessel’s lay up in December 2015.

(b) Management and administrative services agreement - We are party to a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

(c) Ship management fees - Golar and certain of its subsidiaries charged vessel management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management. We may terminate these agreements by providing 30 days’ written notice.

(d) Income from Tundra Letter Agreement/Deposit paid to Golar - In May 2016, we closed the Tundra Acquisition and paid a total of $107.2 million in purchase consideration. Pursuant to the Tundra Letter Agreement, of the amount we are entitled to receive under the agreement, we have accounted for $0.7 million and $0.1 million as interest income for the three months ended March 31, 2017 and 2016, respectively. In May 2017, we elected to exercise the Put Right to require Golar to repurchase Tundra Corp at a price equal to the original Purchase Price paid. Accordingly, as of March 2017, the deposit paid to Golar of $107.2 million within related parties has been reclassified from long-term to short-term.

(e) Distributions to Golar - During the three months ended March 31, 2017 and March 31, 2016, we paid total distributions to Golar of $12.8 million and $13.2 million, respectively.

(f) Fees to Helm Energy Advisors Inc. - Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Arnell, who was appointed to our Board in February 2015 and resigned in September 2016, acted and advised on various projects for us and earned approximately $0.6 million from us in fees for the three months ended March 31, 2016.

(g) Dividends to China Petroleum Corporation - During the three months ended March 31, 2017 and March 31, 2016, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $3.4 million and $2.8 million, respectively.

(h) Balances due from Golar and its affiliates - Receivables and payables with Golar primarily comprise of unpaid fees and expenses for management and administrative services and other related party arrangements including the Golar Grand time charter and the Tundra Letter Agreement. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. The decrease in trading balances from Golar to $15.4 million at March 31, 2017 from $21.9 million at December 31, 2016 is mainly attributable to settlement of the amounts due from Golar in respect of the Golar Grand charter.

(i) Methane Princess lease security deposit movements - This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the

Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease.

11.          OTHER COMMITMENTS AND CONTINGENCIES

 Assets pledged

(in thousands of $)	At March 31, 2017	At December 31, 2016
Book value of vessels secured against long-term loans and capital leases	1,606,287	1,622,416

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the association. A      liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

As of March 31, 2017, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of March 31, 2017, there was a net accrued gain of approximately $1.6 million.

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the other vessels previously financed by UK tax leases, we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the lease financing transaction.

HMRC has been challenging the use of similar tax lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us, and we believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane Princess lease maybe similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $26.0 million (£22.0 million). However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases. Golar is currently in conversation with HMRC on this matter, presenting the factual background of Golar's position.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we are awaiting the decision on the case. In the event that the revocation of the wavier is upheld, which we do not believe to be probable, PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered with them.

12. EQUITY ISSUANCES

The following table summarizes the issuances of common units and general partner units during the three months ended March 31, 2017:

Date	Number of Common Units Issued	Offering Price	Gross Proceeds (in thousands of $) (1)	Net Proceeds (in thousands of $)	Golar's Ownership after the Offering (2)	Use of Proceeds
February 2017	5,175,000	$22.67	119,438	118,793	31.5%	General partnership purposes
______________________________
(1) Includes General Partner's 2% proportionate capital contribution.
(2) Includes Golar's 2% general partner interest in the Partnership.

The following table shows the movement in the number of common units and general partner units during the three months ended March 31, 2017:

(in units)	Common Units	GP Units
As of December 31, 2016	64,073,291	1,318,517
February 2017 offering	5,175,000	94,714
As of March 31, 2017	69,248,291	1,413,231

13.          EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

	Three months ended March 31,
(in thousands of $, except per unit data)	2017	2016
Net income attributable to general partner and limited partner interests	23,554	16,750
Less: distributions paid (1)	(40,807)	(38,199)
Over distributed earnings	(17,253)	(21,449)
Over distributed earnings attributable to:
Common unitholders	(16,908)	(15,531)
Basic:
Weighted average units outstanding (in thousands)	66,718	45,131
Diluted:
Weighted average units outstanding (in thousands)	66,718	45,131
Earnout units	749	—
Common unit and common unit equivalents	67,467	45,131
Earnings per unit (basic and diluted):
Basic - Common unitholders	$0.35	$0.23
Diluted - Common unitholders	$0.34	$0.23
Cash distributions declared and paid in the period per unit(2):	$0.58	$0.58
Subsequent event: Cash distributions declared and paid per unit relating to the period(3):	$0.58	$0.58

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(1) Refers to distributions made or to be made in relation to the period, irrespective of the declaration and payment dates, and is based on the number of units outstanding at the quarter end. This includes cash distributions to IDR holders for the three months ended March 31, 2016 of $2.2 million.

(2) Refers to cash distributions declared and paid during the period.

(3) Refers to cash distributions declared and paid subsequent to the period end.

As of March 31, 2017, of our total number of units outstanding, 68.5% were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

14.          SUBSEQUENT EVENTS

On May 12, 2017, we paid a distribution of $0.5775 per unit in respect of the quarter ended March 31, 2017 amounting to $40.8 million in the aggregate.

On May 30, 2017, we elected to exercise our Put Right to require Golar to repurchase Tundra Corp at a price equal to the original Purchase Price we paid in our acquisition of Tundra Corp. In connection with the exercise of the Put Right, we and Golar have entered into an agreement pursuant to which we have agreed to sell Tundra Corp to Golar on the Put Sale Closing Date in return for Golar's promise to pay an amount equal to approximately $107 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount shall be due and payable by Golar on the earlier of (a) the date of the closing of the acquisition of the Hilli Shares (as defined below) and (b) March 31, 2018. The closing of the Put Sale is expected to occur during the third quarter of 2017, subject to customary closing conditions.

We have agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date in exchange for Golar granting to us the option (the “Golar Hilli Purchase Option”) to purchase, at fair market value, up to a 25% equity interest (the “Hilli Shares”) in Golar Hilli Corp. (“Hilli Corp”), the owner of the FLNG vessel Hilli Episeyo.

Under the new agreement with Golar, we have the ability to exercise the Golar Hilli Purchase Option at any time on or before March 31, 2018. There can be no assurance that we will exercise the Golar Hilli Purchase Option or that we will consummate an acquisition of the Hilli Shares. Any acquisition of the Hilli Shares will be subject to, among other things, the approval by the Conflicts Committee of our board of directors of the decision to purchase the Hilli Shares, the fair market value to be paid for the Hilli Shares and the other terms of the purchase. Any additional consideration will be funded from the proceeds from the February 2017 equity offering.

In addition, the purchase agreement for the Hilli Shares will provide that we will not be required to consummate the purchase of the Hilli Shares if, among other things, the Hilli Episeyo shall not have been delivered to and accepted by Perenco Cameroon SA and Societe Nationale Des Hydrocarbures (“Perenco”) and commenced its commercial operation under the eight year Liquefaction Tolling Agreement with Perenco for the first two of four liquefaction trains of Hilli Episeyo.  The purchase price to be paid by the Partnership for the Hilli Shares would be reduced by the sum of the unpaid Deferred Purchase Price plus the unpaid Additional Amount on the date of the closing of the acquisition of the Hilli Shares.

On May 8, 2017, we drew down $125.0 million of the $150.0 million available revolving credit facility.